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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Threadmark LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue 12 Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ajay Ahuja 917-397-5047
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Ajay Ahuja, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Threadmark LP, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Threadmark LP (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Threadmark LP
Table of Contents
As of December 31, 2019

Threadmark LP
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Cash	1,054,140
Prepaid Expenses	37,732
Due From Related Party	538,970
Prepaid Taxes	4,513
Total Assets	$ 1,635,355
LIABILITIES AND PARTNERS' EQUITY	
Liabilities	
Accounts Payable and Accrued Expenses	28,227
Partners' Equity	1,607,128
Total Liabilities and Partners' Equity	$ 1,635,355

1. Nature of Operations

Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The following is a summary of the significant accounting policies followed by the Partnership.

Revenue Recognition

Success fees
The Partnership records success fees in accordance with the related party agreements (see related party transaction note). These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue for Success fees as there are no significant actions which the Partnership needs to take subsequent to this date.

Service fees
The Partnership records Service fees in accordance with the related party agreements (see related party transaction note). The Partnership earns a monthly Service fees from the Parent for its roll in introducing leading institutional investors to fund and other non-traditional investments. Transaction price is stated in the related party agreement. At the end of each month the Partnership obligation for that month is met and fees are recorded.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The partners report the Partnership's income or loss on their income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

Accounting Developments
On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 31, 2019 no agreements or arrangements existed that would have produced a material affect to the financial statements and disclosures ending December 31, 2019.

3. Related party transactions

During the period ended December 31, 2019, the Partnership recognized 100% of its revenue from an affiliated company, Threadmark Partners Limited (PL) and Threadmark LLP (LLP), for which there are agreements in place. These affiliated company is related through common ownership and management.

The Partnership shared general and administrative expenses with LLP and PL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2019 the Partnership allocated expenses totaling $116,526 to LLP and $274,769 to PL.

At December 31, 2019, the Company was owed $503,997 from PL of which $300,000 relates to monthly Service fees, $164,360 to a Success fee and $39,637 shared expenses incurred during the year.

At December 31, 2019, the Company was owed $34,795 from LLP for shared expenses incurred during the year.

At December 31, 2019, the Company was owed $178 from Threadmark GP LLC the parent company for shared expenses incurred during year ended December 31, 2018.

4. Concentrations

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5. Commitments

The Partnership has office space at three locations pursuant to agreements. One agreement has a term which expires August 31, 2020. Future minimum payments due under this agreement are $40,800 for 2020. Future minimum payments due under the other agreement total approximately $22,000 for 2020. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice. The third agreement is a month to month agreement that can be terminated by either party. Rent expense amounted to approximately $105,500 for the year ended December 31, 2019.

6. Net Capital Requirement

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2019, the Partnership's net capital was $1,025,913, which was $1,020,913 in excess of its minimum requirement of $5,000 under SEC Rule15c3-1.

7. 401(k)

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company is permitted to make discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. There were no discretionary contributions for the year ended December 31, 2019.

Threadmark LP

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2019